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The Fund adjusts the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the period ended October 31, 1997, amounts have been reclassified to reflect an increase in undistributed net investment income of $54,557, an increase in accumulated net realized gain on investments of $18,133, and a decrease in paid-in capital of $72,690.